Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213271

CIM INCOME NAV, INC.
SUPPLEMENT NO. 7 DATED JUNE 22, 2020
TO THE PROSPECTUS DATED FEBRUARY 28, 2020
This document supplements, and should be read in conjunction with, the prospectus of CIM Income NAV, Inc. dated February 28, 2020, Supplement No. 4 dated April 28, 2020, which superseded and replaced all previous supplements to the prospectus, Supplement No. 5 dated May 21, 2020 and Supplement No. 6 dated June 1, 2020. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of CIM Income NAV, Inc.;
(2)	the transaction price for each class of our common stock as of July 1, 2020;
(3)	the calculation of the net asset value (“NAV”) per share as of May 31, 2020;
(4)	recent real property acquisitions and dispositions; and
(5)	updates to our redemption plan.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on December 6, 2011 and was subsequently superseded by registration statements declared effective on August 26, 2013 and February 10, 2017. We are offering up to $3,500,000,000 in shares of common stock pursuant to our primary offering, consisting of four classes of shares of common stock: D Shares, T Shares, S Shares and I Shares. We are also offering $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of D Shares, T Shares, S Shares and I Shares with a dollar value up to the maximum offering amount.
During the month of May 2020, we accepted investors’ subscriptions for, and issued, a total of approximately 66,000 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $1.2 million, consisting of approximately 30,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $542,000 ($53,000 in D Shares and $489,000 in T Shares), and approximately 36,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $625,000. As of the date of this supplement, we had accepted investors’ subscriptions for, and issued, approximately 48.1 million shares of our common stock since the commencement of our initial offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $866.9 million.

We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to ongoing regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering as well as to renew, extend or terminate our registration at any time.
Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted, and distribution reinvestment plan issuances, as of July 1, 2020, and redemptions as of June 30, 2020, is as follows:

Share Class	Transaction Price (per share)
D Shares	$17.13
T Shares	$16.73
S Shares	$16.71
I Shares	$17.39

The transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2020. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.
NAV Per Share as of May 31, 2020
We calculate NAV per share in accordance with the valuation policies approved by our board of directors. Our NAV per share, which is updated as of the last business day of each month, is posted on our website at www.cimgroup.com/investment-strategies/individual/inav#summary and is made available on our toll-free, automated information line at 866-907-2653. The July 1, 2020 transaction price is being determined based on our NAV as of May 31, 2020. Please refer to the “Valuation Policies” section in our prospectus, as supplemented, for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by the independent valuation expert. All parties engaged by us in the calculation of our NAV, including our advisor, are subject to the oversight of our board of directors. We have engaged the independent valuation expert to provide on a monthly basis, instead of a rolling annual basis, valuations of each of our commercial real estate assets and real estate related liabilities, going forward, until such time that we have greater visibility into the impact of the current novel coronavirus (“COVID-19”) pandemic on our property valuations. For the months of April and May 2020, all of our real properties were valued by our independent valuation expert. The following table sets forth the components of total NAV as of May 31, 2020 and April 30, 2020:

	As of
Components of NAV	May 31, 2020	April 30, 2020
Investments in real estate	$899,350,000	$899,441,900
Investment in CIM UII Onshore	50,000,000	50,000,000
Acquisition expenses and deferred financing costs	3,749,575	4,270,359
Cash, marketable securities and other assets	64,695,171	73,801,393
Outstanding debt	(473,543,973)	(473,581,488)
Accrued performance fee	—	—
Accrued stockholder servicing fee	(226,804)	(231,566)
Subscriptions received in advance	(10,620,447)	(11,249,836)
Accrued liabilities	(8,105,977)	(7,800,404)
Net asset value	$525,297,545	$534,650,358
Number of outstanding shares	30,978,795	31,565,940

The following table provides a breakdown of our total NAV and NAV per share by share class as of May 31, 2020 and April 30, 2020:

	D Shares	T Shares	S Shares	I Shares	Total
Net asset value as of May 31, 2020	$274,161,289	$234,641,055	$119,945	$16,375,256	$525,297,545
Number of outstanding shares as of May 31, 2020	16,004,570	14,025,634	7,179	941,412	30,978,795
NAV per share as of May 31, 2020	$17.13	$16.73	$16.71	$17.39

Net asset value as of April 30, 2020	$280,183,525	$238,004,344	$119,697	$16,342,792	$534,650,358
Number of outstanding shares as of April 30, 2020	16,377,737	14,240,454	7,163	940,586	31,565,940
NAV per share as of April 30, 2020	$17.11	$16.71	$16.71	$17.38
For single-tenant properties with fewer than eight years of remaining lease term and anchored shopping centers, and certain other properties, our independent valuation expert calculated estimated market values by using a discounted cash flow analysis, which may have been the sole valuation approach or used in combination with a direct capitalization methodology. Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the May 31, 2020 valuations, based on property type.

Property Type	Discount Rate	Exit Capitalization Rate
Anchored Shopping Center	8.32%	7.69%
Retail	8.07%	7.65%
Industrial	7.64%	7.06%
Office	8.25%	7.68%

For single-tenant properties with greater than eight years of remaining lease term, and certain other properties, our independent valuation expert calculated estimated market values by using a direct capitalization cash flow analysis, which may have been the sole valuation approach or used in combination with the discounted cash flow methodology. Set forth below are the weighted averages of the implied capitalization rate, using net operating income over the direct capitalization value, used in the May 31, 2020 valuations, based on property type.

Property Type	Implied Overall Capitalization Rate
Anchored Shopping Center	7.40%
Retail	6.82%
Industrial	6.60%
Office	6.56%

As previously disclosed, we are continuing to monitor and assess the impacts that the outbreak of COVID-19 may have on our business, tenants and operating partners. The impact of the COVID-19 outbreak on the value of our assets may be significant and will largely depend on future developments, which are highly uncertain and cannot be predicted. We will not be able to quantify any such impacts and their effect on the NAV until we have greater visibility into the impact that the COVID-19 outbreak will have on our tenants’ ability to continue to pay rent on their leases on a timely basis or at all, the degree to which federal, state or local governmental authorities grant rent relief or other relief or amnesty programs applicable to our tenants, our ability to access the capital markets, and on the United States and worldwide financial markets and economy.

In addition, to address the current risk to our portfolio due to the COVID-19 pandemic, our independent valuation expert considered the following factors while determining the values of our real estate assets:

•	rent collections and credit downgrades as a result of COVID-19;

•	potential impacts to rent growth over the next 12 months; and

•	potentially decreased leasing activity for vacancy resulting from increased downtime.

As of June 16, 2020, we had received June 2020 base rent payments from approximately 81.4% of the aggregate June 2020 base rent due from our portfolio. We collected 84.6% and 83.7% of base rent due in April and May 2020, respectively, as of June 16, 2020. For rent that has not been collected, we are generally working on rent deferral arrangements with our tenants.

PROSPECTUS UPDATES
Recent Real Property Acquisitions and Dispositions
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Assets” beginning on page 22 of the prospectus and “Investment Objectives, Strategy and Policies — Real Property Acquisitions” beginning on page 82 of the prospectus, and describes our real estate holdings as of May 31, 2020, and the activity that occurred subsequent to the activity as of April 30, 2020 previously disclosed in our prospectus, as supplemented.
Description of Real Estate Assets
As of May 31, 2020, we, through separate wholly-owned limited liability companies and limited partnerships, owned 126 properties, acquired for an aggregate purchase price of $894.0 million, located in 34 states, consisting of five anchored shopping centers, 99 retail, 11 industrial and distribution, and 11 office properties, comprising approximately 5.4 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We did not acquire or dispose of any properties between May 1, 2020 and May 31, 2020.
Redemption Plan
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Share Purchases and Redemptions — Redemption Plan” beginning on page 187 of the prospectus.
Under our share redemption plan, to the extent we choose to redeem shares in any particular month, we will only redeem shares as of the opening of the last calendar day of that month. To have your shares redeemed, your redemption request and required documentation must be received in good order by 4:00 p.m. (Eastern Time) on the second to last business day of the applicable month. As of 4:00 p.m. (Eastern Time) on May 28, 2020, the deadline for receipt of redemption requests for the May 2020 redemption period, redemption requests representing approximately $23.8 million were received in good order by the transfer agent, which was in excess of the monthly redemption limit of $10.7 million. As a result, shares redeemed for the May 2020 redemption period were redeemed on a pro rata basis and each stockholder that requested to have shares redeemed in May 2020 received approximately 45.0% of the requested amount. The remaining redemption requests received went unfulfilled.

INAV-SUP-7K